SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        |_| Yes                 |X| No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 28, 2005.

                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ELBIT SYSTEMS LTD.

                                          (Registrant)


                                          By: /s/ Ilan Pacholder
                                              ----------------------------------
                                          Name:  Ilan Pacholder
                                          Title: Corporate Secretary

Dated:  November 28, 2005

                                  EXHIBIT INDEX

    EXHIBIT NO.    DESCRIPTION

        1.         Press release dated November 28, 2005.

                                    EXHIBIT 1

                                                     [LOGO OF ELBIT SYSTEMS LTD]


                   ELBIT SYSTEMS ANNOUNCES THE RESULTS OF ITS
                   ------------------------------------------
        ANNUAL GENERAL MEETING OF SHAREHOLDERS HELD ON NOVEMBER 27, 2005
        ----------------------------------------------------------------

On November 28, 2005, Elbit Systems Ltd. (the "Company") (Nasdaq NM: ESLT) announced that at its Annual General Meetings of Shareholders (the "Meeting") held on November 27, 2005 at the Company's offices in Haifa, the proposed resolutions described in the Proxy Statement to Shareholders dated November 2, 2005 (the "Proxy") were approved by the required majority, as follows:

1.       Election of seven directors to the Company's Board of Directors;

2. Appointment of the Company's independent auditors for the fiscal year ending December 31, 2005;

3. Amendment of the Company's Articles of Association. All proposed amendments were voted on approved by the required majority, with the exception of the proposed amendment relating to the number of directors, which was not voted on.

4.       Approval   of   providing   Company   directors   amended   letters  of
         indemnification revised in a manner consistent with the amendment to the Company's Articles of Association as approved in item (3) above, and subject to the following two clarifications. First, such amended letter of indemnification covers events occurring from the date of grant of the initial indemnification letter, which was approved by the Company shareholders in December 2001 (the "Initial Indemnification Date"). Second, in the event it is proposed to indemnify retroactively a director of the Company or the Company's chief executive officer for an event that is not covered by letters of indemnification and such event occurred prior to the Initial Indemnification Date, then such indemnity will be subject to the approval of the Company's shareholders at a general meeting, which approval will require a majority similar to that required when voting on transactions with controlling shareholders.


ABOUT ELBIT SYSTEMS LTD.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbitsystems.com


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HAIFA   P.O.B 539    ISRAEL 31053      TEL. 972-4-8315315     FAX. 972-4-8550002
KARMIEL P.O.B 650    ISRAEL 20101      TEL. 972-4-9901111     FAX. 972-4-9986522

                                                     [LOGO OF ELBIT SYSTEMS LTD]



 IR CONTACT:                                     COMPANY CONTACT:

Ilan Pacholder                                   Ehud Helft / Kenny Green
V.P. Finance & Capital Markets
and Corporate Secretary
Elbit Systems Ltd                                GK International
Tel:  +972-4 831-6632                            Tel: 1-866-704-6710
Fax: +972-4 831-6659                             Fax: + 972-3-607- 4711
E-mail: pacholder@elbit.co.il                    E-mail: Kenny@gk-biz.com
        ---------------------                            ----------------
                                                 E-mail: Ehud@gk-biz.com
                                                         ---------------


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.